UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Dated January 03, 2025

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F _

This Report on Form 6-K contains a Stock Exchange Announcement dated 03 January 2025 entitled ‘Total Voting Rights - replacement’.

The following amendments have been made to the 'Total Voting Rights and Capital' announcement released on 02 January 2025.

Vodafone's issued share capital has been amended to  27,249,396,428  ordinary shares of US$0.20 20/21 and the total number of voting rights in Vodafone has been amended to  25,508,913,245 .

All other details remain unchanged.

The full amended text is shown below.

VODAFONE GROUP PLC

TOTAL VOTING RIGHTS AND CAPITAL - REPLACEMENT

In conformity with Disclosure Guidance and Transparency Rule 5.6.1R, Vodafone Group Plc ("Vodafone") hereby notifies the market that, as at 31 December 2024:

Vodafone's issued share capital consists of 27,249,396,428 ordinary shares of US$0.20 20/21 of which 1,740,483,183 ordinary shares are held in Treasury.

Therefore, the total number of voting rights in Vodafone is 25,508,913,245. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FCA's Disclosure Guidance and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Date: January 03, 2025	By: /s/ M D B
Name: Maaike de Bie
Title: Group General Counsel and Company Secretary